
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549



05058958

FORM 11-K



PROCESSED

JUN 2 9 2005

THOMSON
FINANCIAL

(Mark One):

|_X| ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended   December 31, 2004

OR

|_| TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number ___001-11639_____

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: The AGCS Savings Plan, 2500 W. Utopia Road, Phoenix 85027

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office: Lucent Technologies Inc., 600 Mountain Avenue, Murray Hill, NJ 07974

The total # of pages contained in this Form 11-K filing is 20

Exhibit Index can be found on page   19

-1-

Table of Contents

The AGCS Savings Plan

Financial Statements

As of December 31, 2004 and 2003, and for the year ended December 31, 2004

AGCS Savings Plan
Index to Financial Statements

* Other schedules required by Section 2520.103-5 have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS 🅿️

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator
of the AGCS Savings Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the AGCS Savings Plan (the "Plan") at December 31, 2004 and 2003, and the changes in net assets available for benefits for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PriceWaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Florham Park, New Jersey
June 24, 2005

AGCS Savings Plan
Statements of Net Assets Available for Plan Benefits
As of December 31, 2004 and 2003
(in thousands)

	2004	2003
Assets		
Investments in AGCS Master Savings Trust, at fair value	$ 164,064	$ 170,449
Loan fund	1,570	2,034
Net assets available for plan benefits	$ 165,634	$ 172,483

The accompanying notes are an integral part of these financial statements.

AGCS Savings Plan
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2004
(in thousands)

Additions to net assets attributed to:

Plan's share of Master Trust investment gain	$ 13,805
Contributions:	
Employee	8,833
Employer	279
Other, net	234
Total additions	23,151

Deductions from net assets attributed to:

Distributions to participants	30,000
Net decrease during the year	(6,849)

Net assets available for plan benefits:

Beginning of year	$ 172,483
End of year	$ 165,634

The accompanying notes are an integral part of these financial statements.

1.   **Plan Description**

The following description of the AGCS Savings Plan (the "Plan") of AG Communication Systems Corporation (the "Company"), a wholly-owned subsidiary of Lucent Technologies Inc. ("Lucent"), provides only general information. The Plan is a defined contribution plan under ERISA. Participants should refer to the plan document for a more complete description of the Plan's provisions.

General
The Company was established pursuant to a Joint Venture Agreement (the "Agreement") signed on December 22, 1988, between GTE Communication Systems Corporation ("CSC") and AT&T Corp. ("AT&T") in which CSC would sell complete ownership in the Company to AT&T over a 15-year period. In accordance with the Agreement, on January 1, 1989, the Company, CSC and AT&T signed the Employee Transfer Agreement which, effective on that date, resulted in the transfer of identified employees associated with the Network Switching Operations of CSC to the Company. The Company also assumed all obligations of the applicable collective bargaining agreements and employment, retention, separation, and severance agreements from CSC.

Effective January 1, 1989, pursuant to the Employee Transfer Agreement, the Company, by action of its Board of Directors on February 8, 1989, adopted the AG Communication Systems Corporation Savings, Investment and Tax-Deferral Plan. This plan, which became effective January 1, 1989, was amended and restated on December 14, 1989, by action of the Board of Directors of the Company (and, as so amended and restated, is hereinafter referred to as the "Prior Plan"). The applicable assets from the GTE Savings Plans were transferred to the trustee of the Prior Plan upon establishment of the Company. Until December 31, 1992, those assets were held on behalf of the Prior Plan by the trustee of the GTE Savings Plans and were invested in, and subject to any gains or losses experienced by, the trust established under the Trust Agreement between GTE Service Corporation and State Street Bank and Trust Company.

Effective January 1, 1993, the Prior Plan was amended, restated to make certain significant changes in the operation of the Prior Plan, and renamed the "AGCS Savings Plan." These changes included substantial modifications to the investment choices offered under the Prior Plan and other changes designed to conform the Plan to the final regulations under Section 404(c) of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended from time to time, regarding participant directed individual account plans (the "Section 404(c) regulations"). The Plan was amended and restated effective January 1, 1994, to restrict further investments in the GTE Stock Portfolio, to establish and permit investments in the AT&T Stock Portfolio, and to maintain conformity with the Section 404(c) regulations. On September 30, 1996, Lucent Technologies Inc. ("Lucent") was spun off from AT&T. Also on this date, AT&T transferred 100% of its shares of the Company to Lucent, resulting in Lucent assuming AT&T's ownership interest in the joint venture, and the Lucent Stock Portfolio replaced the AT&T Stock Portfolio as the employer stock investment option of the Plan. On February 3, 2003, Lucent purchased the remaining ownership interest in the Company, resulting in the Company becoming a wholly-owned subsidiary.

Plan Trustee

Effective January 1, 1993, the AGCS Master Savings Trust (the "Master Trust") was established and Fidelity Management Trust Company was delegated the administrative responsibility for the Plan as trustee (the "Trustee"). One other plan, the AGCS Hourly Savings Plan, participates in the Master Trust. The Plan assets included in the accompanying statements of net assets available for plan benefits were allocated to the Plan based on the respective participant's balances within each fund. The Trustee is responsible for the investment, reinvestment, control and disbursement of funds of the Plan. Expenses of the Trustee in administering the Plan are paid by the participants. These expenses aggregated to $30,333 for plan year 2004 and are included in "Other, net." Lucent is the Plan Administrator and the Sponsor of the Plan, as those terms are defined in ERISA.

Contributions

Effective January 1, 2004, as a result of the Company becoming a wholly-owned subsidiary of Lucent, all Salaried employees, except for those located in Genoa, transferred to Lucent and were no longer eligible to contribute to the Plan.

The Plan is funded by contributions from participants up to a maximum of 16% of eligible compensation and from the Company up to 66.7% of the initial 6% of the participant's contribution during the Plan year. Effective January 1, 2001, Company matching contributions were immediately vested in the Plan. Company contributions, which were made prior to the January 1, 2001 vesting date, and related earnings in which a terminated participant is not vested are forfeited to the Company. At December 31, 2004 and 2003, forfeited amounts totaled approximately $56,487 and $43,457, respectively.

Participants electing to participate in the Plan must direct their contributions to be invested in any combination of the following funds. Participants may change their contribution investment choice daily. A description of the funds follows:

- Fidelity Freedom Funds:

  Fidelity Freedom Income Fund
  Fidelity Freedom 2001 Fund
  Fidelity Freedom 2010 Fund
  Fidelity Freedom 2020 Fund
  Fidelity Freedom 2030 Fund
  Fidelity Freedom 2040 Fund

The six Fidelity Freedom Funds offer different combinations of investments in fixed-income, equity, and money market funds. The mix of such funds within each Freedom Fund determines the level of expected risk and potential return for that Fund. For the funds denoted with a year, the funds' allocation strategy becomes increasingly conservative as it approaches that year, which is the target retirement date.

- Fidelity Funds and Portfolios:

Retirement Government Money Market Portfolio - Mutual fund that invests in high quality money market instruments issued or guaranteed by the United States government or its agencies or instrumentalities.

U.S. Bond Index - Mutual fund that invests in a mix of securities designed to match the performance of taxable bonds in the U.S. market, with maturities of at least one year.

Equity-Income Fund - Mutual fund investing in income-producing equity securities, primarily in corporate common stock, with some investments in bonds and convertible securities.

U.S. Equity Index Collective Trust Fund - Commingled pool of U.S. common stocks.

Magellan Fund - Mutual fund investing primarily in domestic and foreign common stock and securities convertible into common stock.

Aggressive Growth Fund - Mutual fund that invests primarily in common stocks of domestic and foreign issuers that offer the potential for accelerated earnings or revenue growth. Focuses investments in medium-sized companies, but may also invest substantially in larger or smaller companies.

Overseas Fund - Mutual fund investing primarily in foreign securities.

BrokerageLink - account that allows participants to buy, hold and sell a wide array of individual securities and mutual funds (both Fidelity and non-Fidelity).

Lucent Stock Fund - Invested in Lucent common stock and a small portion is invested in short-term money market instruments for administrative purposes.

Vesting
Participants are always 100% vested in the funds in their account representing their participant contributions and any income thereon. Participants are also 100% vested in Company matching contributions.

Loans to Participants
A loan feature is available to participants (the "Loan Fund"), which permits borrowing up to 50% of their entire vested account balance, up to $50,000, subject to certain limitations as defined in the Plan. The primary assets of the Loan Fund are the promissory notes executed by participants who have taken loans. The loan withdrawals and repayments are included in "Withdrawals and Terminations." Loans outstanding at December 31, 2004 and 2003 aggregated to $1,570,520 and $2,033,774, respectively, and carried interest rates ranging from 4.00% to 10.00%.

Plan Termination
The Company reserves the right to terminate, modify, alter or amend the Plan at any time, provided that no such change may permit any of the funds to be used for any purpose other than the exclusive benefit of the participants and the payment of reasonable administrative expenses.

AGCS Savings Plan
Notes to Financial Statements

2. **Summary of Significant Accounting Policies**

Basis of Accounting
The financial statements of the Plan are prepared on the accrual method of accounting.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

Payment of Benefits
Benefits are recorded when paid.

Investments
The net asset value of the Plan's proportionate share of the Master Trust is calculated by the Trustee. The Trustee determines fair value of the underlying assets in the investment manager portfolios, taking into account values supplied by a reputable pricing or quotation service or quotations furnished by one or more reputable sources, such as securities brokers, dealers or investment bankers, mutual fund administrators, or other relevant information. Investments in registered investment companies are stated at fair value as determined by quoted market prices. Investments in the common shares of Lucent and other securities listed on a national stock exchange are stated at fair value determined on the basis of the New York Stock Exchange closing price on December 31. Securities traded in over-the-counter markets and government obligations are stated at fair value based on the last bid prices or closing prices on December 31, as listed in published sources where available and, if not available, from other sources considered reliable. All other investments are stated at their fair value at close of business on December 31 as determined by the Trustee. Participant loans are valued at historical cost, which aggregate amounts advanced less repayments, and approximate fair market value.

The Plan presents in the statement of changes in net assets available for plan benefits the net appreciation in fair value of its investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

Purchases and Sales of Investments
Purchases and sales of investments are recorded on a trade-date basis.

Dividend and Interest Income
The Master Trust records dividend income on investments held as of the ex-dividend dates and records interest income on the accrual basis.

Risks and Uncertainties
Investments held by the Master Trust are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

AGCS Savings Plan
Notes to Financial Statements

3.   **Interest in the Master Savings Trust**

The Plan and the AGCS Hourly Savings Plan each have an interest in the assets of the Master Trust. At December 31, 2004 and 2003, the Plan's interest in the Master Trust represented approximately 88% of the Master Trust net assets. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based upon the Plan's proportionate amount of shared items.

The following table presents the Plan's interest in the Master Trust at December 31 (in thousands):

	2004			2003		
	Allocated Amounts		Percentage Interest	Allocated Amounts		Percentage Interest
Fidelity Freedom Income Fund	$ 1,697		56.44 %	$ 1,774		55.81 %
Fidelity Freedom 2000 Fund	3,123		81.29	3,674		81.65
Fidelity Freedom 2010 Fund	13,388	**	86.45	13,558	*	85.22
Fidelity Freedom 2020 Fund	16,451	**	95.46	15,038	*	95.39
Fidelity Freedom 2030 Fund	10,770	**	94.37	11,002	*	94.78
Fidelity Freedom 2040 Fund	1,166		98.90	896		98.33
Fidelity Retirement Government						
Money Market Portfolio	22,613	**	77.61	29,002	*	80.64
Fidelity U.S. Bond Index	4,757		94.72	5,501		94.26
Fidelity Equity-Income Fund	14,365	**	83.64	14,463	*	82.59
Fidelity U.S. Equity Index Collective						
Trust Fund	21,392	**	91.18	20,647	*	90.65
Fidelity Magellan Fund	22,150	**	88.18	26,174	*	89.51
Fidelity Aggressive Growth	5,418		95.78	6,017		96.75
Fidelity Overseas Fund	7,990		94.19	7,804	*	94.32
BrokerageLink	7,621		99.10	5,602		99.73
Lucent Stock Fund	11,163	**	86.59	9,297	*	85.84
	$164,064			$ 170,449		

*   This investment represented 5 percent or more of the Plan's net assets in 2003.

**   This investment represented 5 percent or more of the Plan's net assets in 2004.

Investments held by the Master Trust (in thousands):

	December 31	
	2004	**2003**
Fidelity Freedom Income Fund	$ 3,007	$ 3,179
Fidelity Freedom 2000 Fund	3,842	4,500
Fidelity Freedom 2010 Fund	15,487	15,909
Fidelity Freedom 2020 Fund	17,233	15,765
Fidelity Freedom 2030 Fund	11,412	11,608
Fidelity Freedom 2040 Fund	1,179	911
Fidelity Retirement Government Money Market Portfolio	29,137	35,965
Fidelity U.S. Bond Index	5,022	5,836
Fidelity Equity-Income Fund	17,174	17,512
Fidelity U.S. Equity Index Collective Trust Fund	23,461	22,777
Fidelity Magellan Fund	25,119	29,240
Fidelity Aggressive Growth	5,657	6,219
Fidelity Overseas Fund	8,483	8,274
BrokerageLink	7,690	5,617
Lucent Stock Fund	12,892	10,831
	$ 186,795	$ 194,143

The following table presents the Plan's interest in the investment income of the Master Trust for the year ended December 31, 2004 (in thousands):

	Dividends And Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 39	$ 26
Fidelity Freedom 2000 Fund	58	82
Fidelity Freedom 2010 Fund	325	594
Fidelity Freedom 2020 Fund	344	1,111
Fidelity Freedom 2030 Fund	169	863
Fidelity Freedom 2040 Fund	19	85
Fidelity Retirement Government Money Market Portfolio	246	-
Fidelity U.S. Bond Index	238	(16)
Fidelity Equity-Income Fund	682	812
Fidelity U.S. Equity Index Collective Trust Fund	-	2,157
Fidelity Magellan Fund	274	1,317
Fidelity Aggressive Growth	-	579
Fidelity Overseas Fund	68	871
Lucent Stock Fund	-	2,862
	$ 2,462	$ 11,343

AGCS Savings Plan
Notes to Financial Statements

Investment income of the Master Trust for the year ended December 31, 2004 (in thousands):

	Dividends and Interest	Net Investment Gain (Loss)
Fidelity Freedom Income Fund	$ 68	$ 47
Fidelity Freedom 2000 Fund	72	101
Fidelity Freedom 2010 Fund	377	690
Fidelity Freedom 2020 Fund	360	1,163
Fidelity Freedom 2030 Fund	179	915
Fidelity Freedom 2040 Fund	19	86
Fidelity Retirement Government Money Market Portfolio	315	-
Fidelity U.S. Bond Index	249	(18)
Fidelity Equity-Income Fund	816	979
Fidelity U.S. Equity Index Collective Trust Fund	-	2,368
Fidelity Magellan Fund	310	1,493
Fidelity Aggressive Growth	-	602
Fidelity Overseas Fund	72	926
Lucent Stock Fund	-	3,323
	$ 2,837	$ 12,675

4.   **Tax Status**

The Plan is a qualified profit sharing plan under Section 401 of the Internal Revenue Code (the Code), as amended, and consequently is exempt from federal income tax. The Plan has received a favorable determination letter from the Internal Revenue Service dated August 22, 1996. The Plan has been amended since receiving the determination letter and the Company has submitted an application for a new determination letter pursuant to the applicable IRS procedures, however management believes the Plan is currently being operated in compliance with the applicable requirements of the Code in all material respects.

5.   **Concentrations of Investment Risk**

The Master Trust is exposed to market risk in the event of a significant decline in the value of Lucent common shares.

6.   **Related Party Transactions**

The Master Trust invests in common shares of Lucent.

Certain Plan investments are shares of mutual funds managed by affiliates of the Trustee and therefore, these transactions qualify as party-in interest transactions.

7.   **Subsequent Events**

The Company's Genoa facility closed on December 31, 2004. As a result, effective January 1, 2005, all salaried employees were no longer eligible to contribute to the Plan.

The Company expects to merge the Plan with the Lucent Savings Plan. A definitive date has not been determined.

AGCS Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)
As of December 31, 2004

Name of Issuer and Title of Issue	Description	Cost	Current Value
Participant loans receivable *	(Interest rates range from 4.0% - 10.00%)	-	$ 1,570,520

*   Party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE AGCS SAVINGS PLAN

Date: __June 24, 2005__   by: _____

                                 Susan E. Goodwin

                                 Director-HR Benefit and Equity Operations.

                                 (Plan Administration)

EXHIBIT INDEX

Exhibit
<u>Number</u>

23   Consent of Independent Registered Public Accounting Firm



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-33943) of Lucent Technologies Inc. of our report dated June 24, 2005 relating to the financial statements of the AGCS Savings Plan, which appear in this Form 11-K.

PriceWaterhouse Coopers LLP

Florham Park, NJ
June 24, 2005